

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2011

Via E-mail
Mr. Daniel T. Poston
Executive Vice President and CFO
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, Ohio 45263

    Re: Fifth Third Bancorp
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed February 28, 2011
            Form 8-K filed July 21, 2011
            File No. 001-33653

Dear Mr. Poston:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis

Statements of Income Analysis

Applicable Income Taxes, page 34

1.   Please revise your disclosure in future filings to clarify the nature of your general business tax credits that provide income tax benefits for all periods. Specifically, disclose the nature of the tax credits that primarily impact your effective income tax rate for the periods presented.

Credit Risk Management, page 49

2.   You disclose that you use quarterly assessments of the probable estimated losses inherent in the loan and lease portfolio to promptly identify potential problem loans or leases within the portfolio, maintain an adequate reserve and take any necessary charge-offs. Please revise your disclosure in future filings to include tabular disclosure that identifies the nature and extent of your potential problem loans, and disclose the underlying reasons for classifying such loans as potential problems, including the possible credit problems of the borrowers. Refer to Item III.C.2. of Guide 3.

Home Equity Portfolio, page 52

3.   You indicate here that you manage your home equity portfolio based on loan to value (LTV) ratios of less than and greater than 80% as well as FICO score. Please expand your disclosures in future filings to address the following:

- Whether the LTV ratios provided are current LTVs or LTVs at origination. If possible, please revise to provide refreshed LTV data. If such data is unavailable, disclose that fact as well as any compensating steps you take to monitor current collateral values.
- The amount of first liens and second liens in your home equity portfolio.
- Your ability to track whether the first lien position is in default, regardless of whether you hold or service the first lien loan, and if so, disclose the information that you track.
- The percentage of the home equity portfolio where you also hold or service the first lien.
- Whether the default and delinquency statistics for the home equity loans where you also hold or service the first lien show a different trend than situations where you do not also hold or service the first lien loan.
- Provide a discussion of how many borrowers are only paying the minimum amount due on the home equity loan.
- Describe the terms of the home equity loans and lines of credit in more detail. For example, discuss how long the draw periods are for the loans and provide data on when the loans convert to amortizing.
- Whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

4.   We note that your past due statistics as disclosed on page 83 as well as your nonperforming loan statistics on page 85 suggest that your home equity loans are performing better than your residential mortgage loans as a percentage of the respective class. Please revise your disclosure in future filings to discuss these trends and the reasons for them as well as whether you expect such trends to continue.

Analysis of Nonperforming Assets, page 53

5.   We note that your total nonperforming assets decreased by $1 billion in 2010, and it appears that the majority of the decrease was related to commercial nonperforming loans that also decreased by $1 billion in 2010. You discuss that the decreases were due in part to commercial nonperforming loans transferred to held for sale during the third quarter of 2010 and subsequently sold in 2010. In order to promote transparency of the changes in nonperforming held for investment loans, please revise your disclosure in future filings to include a roll-forward of non-performing loans by portfolio segment and in the aggregate, including separate disclosure of each transfers in/out due to performing/nonperforming status changes, transfers to held for sale, loans sold directly from the held-for-investment portfolio, loans modified and returned to performing, loans paid down or paid off, and loans charged off.

6.   We note that you sold commercial and residential mortgage nonperforming loans during 2010. Please confirm that you sold these loans to unrelated third parties, and tell us whether you have any continuing involvement with the related assets after their transfer.

Summary of Nonperforming Assets and Delinquent Loans, page 55

7.   Regarding residential mortgage loans 90 days past due and troubled debt restructurings, you disclose in notes to Tables 37 and 38 that you exclude advances made pursuant to servicing agreements to GNMA mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Please revise your disclosure in future filings to address whether you have experienced any denials of claims from the U.S. Government or losses related to your government guaranteed loans, and if so, disclose the loss amount on FHA and VA loans.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting and Reporting Policies

Nonaccrual Loans, page 73

8.   You disclose that nonaccrual commercial loans, other than loans modified in a TDR, are accounted for on the cost recovery method, and nonaccrual residential mortgage loans

and nonaccrual consumer loans are accounted for on the cash basis method. Please revise your disclosure in future filings to clarify the differences between the cost recovery and cash basis methods and to explain your reasons for using varying methods for different loan classes.

9.   You disclose commercial loans on nonaccrual status, as well as commercial loans above a specified threshold are subject to an individual review to identify charge-offs. Please revise your disclosure in future filings to clarify whether you have an established threshold in terms of days past due beyond which you partially or fully charge-off commercial loans. Additionally, please disclose the specified commercial loan threshold subject to an individual review.

Impaired Loans, page 73

10.   You state that a loan is considered to be impaired when, based on current information and events, it is probable that you will be unable to collect all amounts due (including both principal and interest) according to the contractual terms of the loan agreement. Please revise your disclosure in future filings to clearly state whether all nonaccrual loans are included in your impaired loan population, and revise your footnotes to quantify the amount of accrual and nonaccrual TDRs in your impaired loan portfolio.

7. Credit Quality and the Allowance for Loan and Lease Losses

Credit Risk Profile, page 82

11.   Based on your disclosure within the Credit Risk Management section of Management's Discussion and Analysis, it appears that you monitor LTV ratios for at least a portion of your portfolio secured by real estate or automobiles. We also note that you disclose on page 49 that you obtain an "as is value" appraisal annually on all criticized assets. Please revise your disclosure in future filings to address the following:

- Disclose LTV ratios for criticized assets.
- Tell us whether you monitor LTV ratios for all loans in each of your secured loan classes, and if so, please revise your disclosure in future filings to include these loan classes by weighted-average LTV on a disaggregated basis (e.g., multiple weighted-average LTV buckets for each loan class).
- The dates as of which you updated the real estate or automobile values, and if you do not update the values subsequent to origination for some loans, please identify those loans and disclose that fact.
- For those loans where you do not obtain updated appraisals or you obtain updated appraisals on an annual basis, please revise your disclosure in future filings to address the following:

- The procedures performed since the most recent appraisal to ensure impairment of loans measured for impairment based on collateral value is measured appropriately and timely;
- The procedures you perform to assess the validity of your collateral value and related assumptions in your allowance methodology, including the extent to which you back-test such collateral value estimates and assumptions, including any incremental price adjustments made for older appraisals; and
- The procedures performed to validate your assumptions regarding collateral value included in your allowance methodology for loans not specifically identified as impaired appropriate and timely.

14. Derivatives, page 93

12.   You disclose that your derivative liabilities consist primarily of contracts that require collateral to be maintained in the form of cash and securities to offset changes in fair value of the derivatives, including changes in fair value due to your credit risk, and as of December 31, 2010 and 2009, the balance of collateral posted for derivative liabilities was $680 million and $726 million, respectively. Please clarify whether any of your derivative contracts have credit-risk related contingent features that could be triggered for any derivative instruments that are in a net liability position at December 31, 2010. If so, please disclose the aggregate fair value of additional assets that would be required to be posted as collateral if the credit-risk contingent features were triggered at the end of the reporting period, in accordance with ASC 815-10-50-4H.

18. Commitments, Contingent Liabilities and Guarantees

Commitments to Extend Credit, page 101

13.   Please revise your disclosure in future filings to address the credit quality of your commitments to extend credit. Specifically, please consider disclosing your commitments to extend credit by internal risk rating.

Residential Mortgage Loans Sold with Representation and Warranty, page 102

14.   Please revise your future filings on Form 10-K and Form 10-Q to provide a roll-forward of repurchase requests received or amount of unresolved claims outstanding by claimant type at the balance sheet date.

19. Legal and Regulatory Proceedings, page 104

15.   For some of your legal proceedings, you disclose that the impact of the final disposition of the related lawsuit cannot be assessed at this time. However, you do not address

whether you are able to estimate the reasonably possible losses for these legal proceedings. Please revise your disclosure in future filings to either quantify the amount or range of reasonably possible losses in excess of amounts accrued, or state, if true, the maximum amount of reasonably possible losses would not have a material adverse effect on your consolidated financial position, results of operations or cash flows.

28. Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis, page 120

16.   We note your losses from fair value adjustments on OREO property represent 50% of the OREO property balance included in the tabular disclosure for the year ended December 31, 2010. Furthermore, we noted this adjustment represented 28% for the year ended December 31, 2009 and 44.5% for the quarter ended March 31, 2011. Please revise your disclosure in future filings to disclose the underlying reasons for those post-foreclosure write-downs in each period presented, and identify whether the impairments were on new transfers from loans or on properties remaining in inventory from the prior year. Additionally, disclose how you incorporated similar price declines into your allowance for loan losses.

30. Parent Company Financial Statements, page 125

17.   Please revise your disclosure in future filings to clarify whether subsidiaries in your condensed financial statements represent bank or non-bank subsidiaries. Specifically, separately state the following in accordance with Article 9-06 of Regulation S-X:

- Your investment in and indebtedness of and to bank subsidiaries and nonbank subsidiaries,
- Cash dividends received by bank and nonbank subsidiaries, and
- Capital contributions to bank or nonbank subsidiaries.

18.   Please tell us why the $1.4 billion in dividends from subsidiary is not separately disclosed in your condensed income statement.

Form 8-K Filed July 21, 2011

Exhibit 99.1

19.   Please revise your disclosure in future filings to address the following regarding your disclosure of pre-provision net revenue and the clarifying notation that Pre-provision net revenue (PPNR) represents net interest income plus noninterest income minus noninterest expense and taxable equivalent adjustment throughout Exhibits furnished as part of this Form 8-K as well as in your second quarter 2011 earnings call on July 21, 2011:

- Please clearly label PPNR as well as the adjusted derivations of this measure as non-GAAP measures pursuant to Regulation G and Item 10(e) of Regulation S-K.
- Tell us how you concluded that using the term "net revenue" in the title of this measure is appropriate given that noninterest expense is included in this measure.
- Remove your references to "reported" PPNR since this gives the appearance that the measure is a GAAP measure.
- Provide a quantified, tabular reconciliation of PPNR to the most closely related GAAP measure. As part of this reconciliation, quantify the amount of the taxable equivalent adjustment.
- Provide additional narrative regarding the nature of credit adjustments made to compute your credit-adjusted PPNR as disclosed on slide 9 of Exhibit 99.2. Clearly discuss how you differentiate fair value adjustments from credit adjustments as used here, and disclose what this credit-adjusted PPNR is meant to represent and how it is useful.
- Revise to clearly discuss the various limitations on usefulness of your credit adjusted PPNR, including the significant degree to which changes in credit and fair value are integral, recurring components of your core operations as a financial institution.

20.   We note your disclosure that your capital ratios exceed fully phased-in Basel III proposed standards, and on a pro forma basis, your Tier 1 common ratio is 9.6 percent on a full-phased in Basel III adjusted basis. We also note your clarifying notation that this number is an estimate, subject to final rule-making and clarification by U.S. banking regulators, and it currently assumes unrealized securities gains are included in common equity for purposes of this calculation. While it appears to be meaningful information, this metric appears to be a non-GAAP measure as defined by Regulation G, as this metric is not required to be disclosed by GAAP, Commission Rules, or banking regulatory requirements. In future filings, please clearly label this measure as non-GAAP, and disclose how it was derived/calculated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief